                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-85949

PROSPECTUS

                                      LOGO

                         224,219 SHARES OF COMMON STOCK

     These shares of common stock are being sold by the selling stockholders listed beginning on page 11. Solectron will not receive any proceeds from the sale of these shares.

     Solectron's common stock is traded on the New York Stock Exchange under the symbol "SLR." The last reported sale price on September 22, 1999 was $74 7/16 per share.

     The common stock may be sold in transactions on the New York Stock Exchange at market prices then prevailing, in negotiated transactions, or otherwise. See "Plan of Distribution."

                           -------------------------

                     THIS OFFERING INVOLVES MATERIAL RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                           -------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. any representation to the contrary is a criminal offense.

                           -------------------------


               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 24, 1999

                   QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Q.  WHAT IS THE PURPOSE OF THIS OFFERING?

 A. The purpose of this offering is to register the resale of common stock received by the selling stockholders in connection with the acquisition by Solectron of Sequel, Inc. in July 1999.

Q. ARE THE SELLING STOCKHOLDERS REQUIRED TO SELL THEIR SHARES OF SOLECTRON COMMON STOCK?

 A. No. The selling stockholders are not required to sell their shares of common stock.

Q.  HOW LONG WILL THE SELLING STOCKHOLDERS BE ABLE TO USE THIS PROSPECTUS?

 A. Under the terms of a registration rights agreement, Solectron agreed to keep this prospectus effective for 180 days after the date of this prospectus. After that, the selling stockholders will no longer be able to use this prospectus to sell their shares.

                                ABOUT SOLECTRON

     Solectron provides electronics manufacturing services to original equipment manufacturers who design and sell networking equipment, workstations, personal and notebook computers, computer peripherals, telecommunications equipment or other electronic equipment, including Hewlett-Packard Company, Cisco Systems, Inc., International Business Machines Corporation, and Sun Microsystems, Inc. These companies contract with Solectron to build their products for them or to obtain other related services from Solectron.

     Our range of services includes:

     - product design,

     - materials purchasing and management,

     - prototyping,

     - printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer or other electronic equipment),

     - system assembly (for example, building complete systems such as mobile telephones and testing them to ensure functionality),

     - distribution,

     - product repair, and

     - warranty services.

     Our performance of these services allows our customers to remain competitive by focusing on their core competencies of sales, marketing and research and development. Solectron has manufacturing sites in North and South America, Europe and Asia, giving our customers access to manufacturing services in the regions where they sell product.

     We were originally incorporated in California in August 1977. In February 1997, we were reincorporated in Delaware. Our principal executive offices are located at 777 Gibraltar Drive, Milpitas, California 95035. Our telephone number is (408) 957-8500.

                                  RISK FACTORS

     This prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements as to the future operating results and business plans of the company, that involve risks and uncertainties. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans," and similar expressions. Our actual results could differ materially from those discussed herein. You should carefully consider the risks and uncertainties described below and the other information in this prospectus and in any documents incorporated herein by reference, before making an investment decision.

     As used in this prospectus, the terms "we," "our," or "us" refer to Solectron Corporation and not to the selling stockholders.

A MAJORITY OF OUR SALES COMES FROM A SMALL NUMBER OF CUSTOMERS; IF WE LOSE ANY OF THESE CUSTOMERS, OUR SALES COULD DECLINE SIGNIFICANTLY.

     The majority of our annual sales come from a small number of our customers. Our 10 largest customers accounted for 68.7% of net sales in fiscal 1998, 65.5% of net sales in fiscal 1997 and 64.0% of net sales in fiscal 1996. In the first nine months of fiscal 1999, our 10 largest customers accounted for 73.8% of consolidated net sales. Since we are dependent upon continued revenue from our 10 largest customers, any material delay, cancellation or reduction of orders from these or other major customers could cause our sales to decline significantly. Some of these customers individually account for more than 10% of our annual net sales. Hewlett-Packard Company has historically been one of our largest customers and sales to that corporation were 13.9% of net sales in fiscal 1998, 13.5% of net sales in fiscal 1997 and 10.7% of net sales in fiscal 1996. Sales to Cisco Systems, Inc. and Sun Microsystems, Inc. were 10.7% and 10.5%, respectively, of total net sales in fiscal 1998. Sales to Nortel Networks Inc., formerly Bay Networks, Inc., were 10.4% of total net sales in fiscal 1997. There is no guarantee that we will be able to retain any of our 10 largest customers or any other accounts. In addition, our customers may materially reduce the levels of services ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce the accompanying expenses at the same time.

OUR LONG-TERM CONTRACTS DO NOT INCLUDE MINIMUM PURCHASE REQUIREMENTS.

     Although we have long-term contracts with a few of our top 10 customers, including Ericsson Telecom AB, NCR Corporation, and IBM, under which these customers are obligated to obtain services from us, they are not obligated to purchase any minimum amount of services from us. As a result, while we may have some long-term contracts, there is no guarantee that we will receive any revenue from these contracts. In addition, these customers with whom we have long-term contracts may materially reduce the levels of services ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce the accompanying expenses at the same time.

POSSIBLE FLUCTUATION OF OPERATING RESULTS FROM QUARTER TO QUARTER COULD AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Our quarterly earnings may fluctuate in the future due to a number of factors including the following:

     - Differences in the profitability of the types of manufacturing services we provide (for example, systems assembly services have lower gross margins than printed circuit board assembly services),

     - Our ability to maximize the hours of use of our equipment and facilities is dependent on the duration of the production run time for each job and customer,

     - The amount of automation that we can use in the manufacturing process for cost reduction, which varies depending upon the complexity of the product being made,

     - Our ability to optimize the ordering of inventory as to timing and amount to avoid holding inventory in excess of immediate production. (For example, electronic components could be made obsolete by technological advances), and

     - Fluctuations in demand for our services or the products being manufactured.

     Therefore, our operating results in the future could be below the expectations of securities analysts and investors. If this occurs, the market price of our common stock could be materially and adversely affected.

WE ARE DEPENDENT UPON THE ELECTRONICS INDUSTRY WHICH CONTINUALLY PRODUCES TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; OUR INABILITY TO CONTINUALLY MANUFACTURE SUCH PRODUCTS ON A COST-EFFECTIVE BASIS WOULD HARM OUR BUSINESS.

     A majority of our sales is to corporations in the electronics industry, which is subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, their products could become obsolete and the demand for our services could significantly decline. If we are unable to offer technologically advanced, quick response manufacturing services to our customers that are cost effective, our customers' demand for our services will also decline. In addition, a substantial portion of our revenue is derived from our ability to offer complete service solutions for our customers. For example, if we fail to maintain high quality design and engineering services, our sales would significantly decline.

WE BEAR THE RISK OF PRICE INCREASES ASSOCIATED WITH POTENTIAL SHORTAGES IN THE AVAILABILITY OF ELECTRONICS COMPONENTS.

     At various times, there have been shortages of components in the electronics industry. One of the services that we perform for many of our customers is purchasing electronics components used in the manufacturing of their products. As a result of this service, we bear the risk of price increases for these components because we are unable to purchase them at the same time when we agree with our customers on the pricing for the electronic components that we will use for manufacturing their products.

OUR SALES WILL DECLINE IF OUR COMPETITORS PROVIDE COMPARABLE MANUFACTURING SERVICES AT A LOWER COST.

     We compete with different contract manufacturers depending on the type of service we provide or the geographic locale of our operations. These competitors may have greater manufacturing, financial, research and development and/or marketing resources than we have. In addition, we may not be able to offer prices as low as some of our competitors because they may have lower cost structures as a result of where they are located geographically or the services they provide. Our inability to provide comparable or better manufacturing services at a lower cost than our competitors could cause our sales to decline.

IF WE ARE UNABLE TO MANAGE OUR RAPID GROWTH AND ASSIMILATE NEW OPERATIONS IN A COST-EFFECTIVE MANNER, OUR PROFITABILITY COULD DECLINE.

     We have experienced rapid growth over our last five fiscal years, with net sales increasing from $1.5 billion in fiscal 1994 to $5.3 billion in fiscal 1998. Solectron reported net sales of $6.0 billion for the first nine months of fiscal 1999. Our historical growth may not continue. In recent years, we have established operations in different places throughout the world. For example, in fiscal 1998, we opened offices in Taiwan and Israel, commenced manufacturing operations in Mexico and Romania and, in fiscal 1999, announced a joint venture with Ingram Micro, Inc. In fiscal 1998, we acquired foreign facilities in Brazil, Sweden and Ireland. Furthermore, through acquisitions in fiscal 1998 and 1999, we acquired facilities in Georgia and South Carolina and enhanced our capabilities in North Carolina and Texas. In March 1999, we announced the opening of the first phase of our new facility in Brazil.

     As we manage and continue to expand our new operations, we may incur substantial infrastructure and working capital costs. If we do not achieve sufficient growth to offset increased expenses associated with our rapid expansion, our profitability will decline.

WE NEED TO MANAGE INTEGRATION OF OUR ACQUISITIONS TO MAINTAIN PROFITABILITY.

     In fiscal 1998 and 1999, we completed acquisitions of certain manufacturing assets and facilities from Ericsson, NCR, IBM, Mitsubishi and Trimble Navigation Limited, and acquired all of the capital stock of Sequel, Inc. We also continue to evaluate acquisition opportunities and may pursue additional acquisitions over time. These acquisitions involve risks, including:

     - integration and management of the operations,

     - retention of key personnel,

     - integration of purchasing operations and information systems,

     - management of an increasingly larger and more geographically disparate business, and

     - diversion of management's attention from other ongoing business concerns.

     Our profitability will suffer if we are unable to successfully integrate and manage our recent acquisitions, as well as any future acquisitions that we might pursue, or if we do not achieve sufficient revenue to offset the increased expenses associated with these acquisitions.

OUR INTERNATIONAL SALES ARE A SIGNIFICANT AND GROWING PORTION OF OUR REVENUES; WE ARE INCREASINGLY EXPOSED TO UNIQUE RISKS ASSOCIATED WITH OPERATING INTERNATIONALLY.

     In fiscal 1998 approximately 34% of our sales came from outside of the United States. For the first nine months of fiscal 1999, our international locations contributed approximately 37% of consolidated net sales. As a result of our foreign sales and facilities, our operations are subject to a variety of risks that are unique to our international operations including the following:

     - Adverse movement of foreign currencies against our U.S. dollar reporting currency,

     - Import and export duties, and value added taxes that we may have to absorb,

     - Import and export regulation changes that could erode our profit margins or restrict exports,

     - Potential restrictions on the transfer of funds,

     - Inflexible employee contracts in the event of business downturns, and

     - The burden and cost of compliance with foreign laws.

     In addition, we have operations in several locations that have inflationary economies or potentially volatile currencies, including Mexico, Brazil, China and Romania. In the future, these factors may have a material adverse impact on the results of our operations. The Southeast Asian, Latin American and Eastern European markets are experiencing currency, economic and political instability. As of May 31, 1999, we recorded a $64.9 million cumulative foreign exchange translation adjustment on our balance sheet which was primarily the result of the recent devaluation of the Brazilian Real. While, to date, these factors have not had a significant adverse impact on our results of operations, there can be no assurance that there will not be such an impact. Furthermore, while we may adopt measures to reduce the impact of losses resulting from volatile currencies and other risks of doing business abroad, no assurance may be given that such measures will be adequate.

     In early fiscal 1999, the Malaysian government adopted currency exchange controls, including controls on ringgit held outside Malaysia, and established a fixed exchange rate for the ringgit against the U.S. dollar. Solectron does not hold ringgit outside of Malaysia and therefore will not be affected by these controls. The fixed exchange rate, when applied to local expenses denominated in ringgit, will result in higher expenses when translated to U.S. dollars. However, such local expenses represent a small percentage of our total costs and therefore Solectron's results of operations will not be significantly affected in the near future. The long term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies.

     Solectron has been granted a tax holiday for its Malaysia sites which is effective through January 31, 2002, subject to certain conditions. We have also been granted various tax holidays in China. These tax holidays are effective for various terms and are subject to certain conditions. There is no assurance that the current tax holidays will not be terminated or modified or that any future tax holidays that we may seek will be granted. If the current tax holidays are terminated or modified or if additional tax holidays are not granted in the future, our effective income tax rate would likely increase.

WE ARE EXPOSED TO FLUCTUATIONS IN THE EXCHANGE RATES OF FOREIGN CURRENCY.

     We do not use derivative financial instruments for speculative purposes. Our policy is to hedge our foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, we use foreign currency borrowings and foreign currency forward contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in nonfunctional currencies. Gains and losses on these foreign currency hedges are generally offset by corresponding losses and gains on the underlying transaction. At May 31, 1999, all of the foreign currency hedging contracts mature in three months or less and there were no material deferred gains or losses. In addition, our international operations in some instances contain natural hedges because both operating expenses and a portion of sales are denominated in local currency. In these instances, including our recent experience involving the devaluation of the Brazilian Real, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar will result in lower sales when translated to U.S. dollars, operating expenses will also be lower in these circumstances. However, because less than 10% of net sales are denominated in currencies other than the U.S. dollar, we do not believe our total exposure to be significant.

     We have a task force which is constantly evaluating the effects of the Euro conversion on us. We do not believe that significant modifications of our information technology systems are needed in order to handle Euro transactions and reporting. We are in the process of evaluating our tax positions and all outstanding contracts in currencies of the participating countries to determine the effects, if any, of the Euro conversion. We do not expect the Euro conversion to have a significant impact on our derivatives as we have already modified our hedging policies to take the Euro conversion into account. While we currently believe that the Euro conversion effects do not have a significant adverse material effect on our business and operations, there can be no assurances that such conversion will not have an adverse material effect on our results of operations and financial position due to competitive and other factors that may be affected by the conversion that cannot be predicted by us.

WE ARE EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

     The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash-equivalents and short-term investments in a variety of securities, including both government and corporate obligations, certificates of deposit and money market funds. As of May 31, 1999, approximately 64% of our portfolio matures in less than 6 months. Because our investments are diversified and of relatively short maturity, a hypothetical 10% increase in interest rates would not have a material effect on our financial position.

     In the first quarter of fiscal 1999, we entered into an interest rate swap transaction under which we pay a fixed rate of interest to hedge against variable interest rates charged by the lessor for the facility lease at Milpitas, California. The interest rate swap expires in 2002 which coincides with the maturity date of the lease term.

     Our debt instruments are subject to fixed interest rates and, in the case of the convertible note, to fixed conversion ratios into our common stock. In addition, the amount of principal to be repaid at maturity is also fixed. Therefore, we are not subject to market risk from our debt instruments.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS AND WE COULD BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES.

     Our ability to effectively compete may be affected by our ability to protect our proprietary information. We hold a limited number of patents and other license rights. These patent and license rights may not provide meaningful protection for our manufacturing process and equipment innovations. On June 23, 1999, we were served, along with 87 other companies, as a defendant in a lawsuit brought by the Lemelson Medical, Education and Research Foundation. The lawsuit alleges that we have infringed certain of the plaintiff's patents relating to machine vision and bar-code technology. We believe we have meritorious defenses to these allegations and we do not expect that this litigation will have a material adverse effect on us. In addition, in the future third parties may assert infringement claims against us or our customers. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing manufacturing process or to obtain licenses. We may not be successful in developing such a process or obtaining a license on reasonable terms, if at all. In addition, any such litigation could be lengthy and costly and could have a material adverse effect on our financial condition.

FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS COULD HARM OUR BUSINESS.

     As a company in the contract manufacturing services industry, we are subject to a variety of environmental regulations relating to the use, storage and discharge and disposal of hazardous chemicals used during our manufacturing process. Although we have never sustained any significant loss as a result of noncompliance with such regulations, any failure by us to comply with environmental laws and regulations could result in liabilities or the suspension of production. In addition, these laws and regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur other significant costs to comply with regulations.

OUR STOCK PRICE MAY BE VOLATILE DUE TO FACTORS OUTSIDE OF OUR CONTROL.

     Our stock price could fluctuate due to the following factors, among others:

     - Announcements of operating results and business conditions by our customers,

     - Announcements by our competitors relating to new customers or technological innovations or new services,

     - Economic developments in the electronics industry as a whole,

     - Political and economic development of countries in which we have operations, and

     - General market conditions.

FAILURE TO MAINTAIN KEY PERSONNEL AND SKILLED ASSOCIATES COULD HURT OUR OPERATIONS.

     Our continued success depends to a large extent upon the efforts and abilities of key managerial and technical associates. The loss of services of certain key personnel could have an adverse material effect on us. Solectron's business also depends upon its ability to attract and retain senior managers and skilled associates. Failure to do so could adversely affect our operations.

YEAR 2000 COMPLIANCE ISSUES COULD HARM OUR BUSINESS.

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. Computer programs that have this date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, order materials or otherwise engage in normal business activities.

     A key to our ability to successfully manage our operations is the responsiveness of the supply chain for electronics components. This supply chain is often controlled by computer systems, which could fail. While we control some of these systems, our vendors, our customers and service providers that are outside of our control operate some of these computer systems as well. If the computer systems within their control fail, this could delay our receipt of previously-ordered electronics components thereby causing us to delay, cancel or modify orders from our customers, which could harm our business.

     We have developed a detailed contingency plan to handle Year 2000 problems, however, such a contingency plan, regardless of how comprehensive, may still not be successful in preventing a disruption of our operations. Although we have extensively tested our equipment and interfaces with other companies, we cannot be sure that this testing will fully replicate the actual situation when the Year 2000 arrives.

                              SELLING STOCKHOLDERS

     The selling stockholders listed below received their shares of Solectron common stock in connection with the acquisition by Solectron of Sequel, whereby the selling stockholders exchanged their shares of Sequel for shares of Solectron.

     Except as described in the table, none of the selling stockholders has held any position or office or had a material relationship with Solectron or any of its affiliates within the past three years other than as a result of the ownership of Solectron's common stock. The information is "as of" the date of this prospectus but may be amended or supplemented after this date.

                                                                 SHARES BENEFICIALLY
                                             SHARES WHICH MAY        OWNED AFTER
                                             BE SOLD PURSUANT         OFFERING
                                                 TO THIS         -------------------
    SELLING STOCKHOLDER(1)       OWNED(2)     PROSPECTUS(3)      NUMBER     PERCENT
    ----------------------       --------    ----------------    -------    --------
ABS Capital Partners(4)........  151,028         129,490          *          *
D.G. Bannister.................      364             312          *          *
Victor Bagoyado................        2               2          *          *
R.M. Berkeley..................      114              98          *          *
Paul P. Card, III..............      986             986          *          *
Frank W. DeSpain...............      329             329          *          *
Donald Engler..................        2               2          *          *
Steven B. Greenberg............    1,644           1,644          *          *
Michael C. Haltom..............   11,012          11,012          *          *
T. R. Hitchner.................       91              78          *          *
Donald C. Hubbard, Jr..........      184             158          *          *
Jason Johnston.................        2               2          *          *
Steven R. Manning..............    1,644           1,644          *          *
Kenneth Mason..................        2               2          *          *
P.M. McGowan...................      184             158          *          *
Norwest Equity Partners (5)....   91,233          78,222          *          *
D.D. Notman Jr.................       91              78          *          *
Brian Roachell.................        2               2          *          *

-------------------------
 *  Less than 1%.

(1) Each selling stockholder listed herein shall include any pledge, donee, transferee or other successor in interest that receives shares from such selling stockholder as a gift, partnership distribution or other non-sale related transfer from time to time on the New York Stock Exchange, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

(2) Includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(3) See "Plan of Distribution."

(4) Certain shares held in the name of ABS Capital Partners may be distributed to and sold by certain limited partners of ABS Capital Partners, each of whom beneficially holds less than 1% of the outstanding shares of common stock.

(5) Certain shares held in the name of Norwest Equity Partners may be distributed to and sold by certain limited partners of Norwest Equity Partners, each of whom beneficially holds less than 1% of the outstanding shares of common stock.

                              PLAN OF DISTRIBUTION

     The common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders, including in one or more of the following transactions:

     - on the New York Stock Exchange;

     - in transactions other than on the New York Stock Exchange;

     - in connection with short sales;

     - by pledge to secure debts and other obligations;

     - in connection with the writing of options, in hedge transactions, and in settlement of other transactions in standardized or over-the-counter options;

     - in a combination of any of the above transactions; or

     - pursuant to Rule 144, assuming the availability of an exemption from registration.

     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, or at fixed prices.

     Broker-dealers that are used to sell shares will either receive discounts or commissions from the selling stockholders, or will receive commissions from the purchasers for whom they acted as agents.

     The sale of common stock by the selling stockholders is subject to compliance by the selling stockholders with certain contractual restrictions with Solectron including certain restrictions contained in a registration rights agreement between Solectron and the selling stockholders. There can be no assurance that the selling stockholders will sell all or any of the common stock.

     Solectron has agreed to keep this prospectus effective for 180 days after the date of this prospectus. Solectron intends to deregister any of the common stock not sold by the selling stockholders immediately after that date. However, at that time, it is anticipated that any unsold common stock may be freely tradable shortly thereafter in compliance with Rule 144 of the Securities Act.

     Solectron and the selling stockholders have agreed to customary indemnification obligations with respect to the sale of the common stock by use of this prospectus.

                                 LEGAL MATTERS

     Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, has passed on the validity of the shares.

                                    EXPERTS

     The consolidated financial statements and schedule of Solectron Corporation as of August 31, 1998 and 1997, and for each of the years in the three-year period ended August 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below, any future filings made by us with the Commission after the date of the initial Registration Statement and prior to the effectiveness of the Registration Statement, and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

     - Annual Report on Form 10-K for the fiscal year ended August 31, 1998.

     - Quarterly Reports on Form 10-Q for the fiscal quarters ended November 30, 1998, February 28, 1999 and May 31, 1999.

     - Current Reports on Form 8-K filed on January 26, 1999, February 18, 1999, July 30, 1999 and September 17, 1999.

     - The description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on July 18, 1988, and any amendment or report filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Susan S. Wang
    Chief Financial Officer
    Solectron Corporation
    777 Gilbraltar Drive
    Milpitas, California 95035
    (408) 957-8500

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of those documents.

------------------------------------------------------
------------------------------------------------------

     No dealer is authorized in connection with any offering made by this prospectus to give any information or to make any representations not contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Solectron, any selling stockholder or by any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this prospectus nor any sale of or offer to sell the shares made hereunder shall under any circumstances create any implication that there has been no change in the affairs of Solectron since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                               ------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Questions and Answers About This
  Offering..........................    2
About Solectron.....................    2
Risk Factors........................    4
Selling Stockholders................   11
Plan of Distribution................   12
Legal Matters.......................   13
Experts.............................   13
Where You Can Find More
  Information.......................   13

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                 224,219 SHARES

                                      LOGO
                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------

                               September 24, 1999


------------------------------------------------------
------------------------------------------------------